August 14, 2023

Via EDGAR

Michael Coco

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-3628

Re:	Government of Jamaica

Registration Statement under Schedule B filed May 1, 2023

File No. 333-271541

Form 18-K for Fiscal Year Ended March 31, 2023 filed on July 12, 2023

File No. 001-04165

Dear Mr. Coco:

Thank you for your letter containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission on the Registration Statement on Schedule B filed by the Government of Jamaica (the “Government”) on May 1, 2023 (the “Registration Statement”) and on the Annual Report on Form 18-K for the fiscal year ended March 31, 2022 filed by the Government on June 14, 2022, as amended on July 29, 2022 (the “2022 Annual Report”). We have enclosed the Annual Report on Form 18-K for the fiscal year ended March 31, 2023 filed by the Government on July 12, 2023 (the “2023 Annual Report”) that the Government filed subsequent to the Registration Statement and Comment Letter (as defined below). The 2023 Annual Report reflects the Government’s responses to the comments in your letter dated May 30, 2023 (the “Comment Letter”). The Government’s responses to the Staff’s comments are as follows:

Form S-B

Fee Table, page 0

1.

We note that the fee table on the cover page refers to Rule 415. Please note that Rule 415 does not apply to Schedule B (see 415(b)), and instead Schedule B shelf procedures are established by Commission releases. Please revise accordingly.

In response to the Staff’s comment, the Government has revised footnotes 3 and 4 to the fee table on the cover page to clarify that we are offsetting the current registration fees due with registration fees previously paid pursuant to Rule 457(p).

Form 18-K for Fiscal Year Ended March 31, 2022

General, page D-1

2.

To the extent possible, please update all information and statistics in the Form 18-K to provide the most recent data possible. This may include, for example, your use of “preliminary” or “provisional” data in Exhibit D.

In response to the Staff’s comment, the Government has updated the information and statistics in the Form 18-K to provide the most recent data available in the 2023 Annual Report.

Impact of COVID-19 on Jamaica, page D-2

3.

Please also ensure material COVID-19 impact disclosures are updated as much as possible. For example, in the second paragraph under “COVID-19 Pandemic,” it is not clear what COVID-19 related restrictions remain.

In response to the Staff’s comment, the Government has updated the disclosure related to COVID-19 under “COVID-19 Pandemic” on page D-2 of the 2023 Annual Report, and has updated the other disclosure related to COVID-19 throughout the 2023 Annual Report.

Form 18-K for Fiscal Year Ended March 31, 2022

Jamalco Refinery Fire, page D-3

3.

We note your statement here that the JAMALCO refinery is expected to reopen in 2022. Please tell us and revise to disclose whether the refinery has reopened as planned and the current status of starting up the refinery.

In response to the Staff’s comment, the Government informs the Staff that the operations at the Jamalco refinery resumed in July 2022. The Government has updated the disclosure related to the Jamalco refinery on page D-3 of the 2023 Annual Report.

Natural Disaster Risk Financing, page D-23

4.

There appears to be some missing information in the first sentence of the second paragraph. Please confirm that the National Disaster Fund (NDF) was capitalized at “J$443.6 billion” as of the end of March 2022.

In response to the Staff’s comment, the Government informs the Staff that the National Disaster Fund (NDF) amounted to J$443.6 million as of the end of March 2022 and J$460.1 million as of the end of March 2023. The Government has updated the disclosure regarding the amount of the National Disaster Fund (NDF) as of the end of March 2023 on page D-23 of the 2023 Annual Report.

The Government also acknowledges the matters set forth in the closing paragraphs of the Comment Letter.

We appreciate the Staff’s assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to me at (202) 551-1927.

Sincerely,

/s/ Alex M. Herman

Alex M. Herman

Paul Hastings LLP

cc:	Dian Black

Ministry of Finance and the Public Service

Government of Jamaica

Alsion Roach Wilson, OD

Consul General of Jamaica in New York

Consulate General of Jamaica